Filed by Templeton Developing Markets Trust

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Templeton Global Investment Trust on behalf of

Templeton BRIC Fund

File No. 333-208267

Shareholder Name

Address

Address

Address

Reference Number:

IMMEDIATE ACTION NEEDED

RE:  Templeton BRIC Fund a series of Templeton Global Investment Trust

Dear Shareholder:

We are writing to inform you that the Special Meeting of Shareholders for the Templeton BRIC Fund to be held on March 22, 2016 has been adjourned to April 12, 2016 to allow additional time for proxy solicitation. To date, your fellow shareholders have voted overwhelmingly “In Favor” of the proposal, however, additional shareholder participation is needed before the adjourned meeting takes place.   We have made numerous attempts to reach you by mail and/or phone in the last several weeks.

To cast your vote at your earliest convenience and eliminate additional communications on this matter, please call 1-844-700-1480 (toll-free) between 9:00 a.m. and 9:00 p.m. Eastern Time, Monday through Thursday, between 9:00 a.m. and 6:00 p.m. Eastern Time on Friday, or between 10:00 a.m. and 6:00pm Eastern Time on Saturday. During this brief call, you will speak with a representative of Boston Financial Data Services, the firm assisting Templeton BRIC Fund in the effort of gathering votes.

At the time of the call, you will be asked for the reference number above in order to locate the voting record for your account. The representative will not have access to your confidential information and the telephone line is also recorded for your protection. After the call, you will receive a confirmation of your vote by return mail.

The Board of Trustees of Templeton Global Investment Trust, on behalf of Templeton BRIC Fund has carefully evaluated the proposal and believes the approval of the proposal is in the best interest of shareholders.

We appreciate your voting. Thank you for investing with Templeton BRIC Fund.

                                                                                                                                                FT BRIC 3/16